Exhibit 99.1

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2 - 3

Condensed Interim Consolidated Statements of Loss	4

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to Condensed Interim Consolidated Financial Statements	7 - 14

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,723	$7,929
Restricted cash	54	52
Short-term bank deposits	9,068	7,650
Trade receivables	5,016	338
Other accounts receivable and prepaid expenses	560	483

Total current assets	19,421	16,452

LONG TERM ASSETS:
Property and equipment, net	3,265	822
Restricted bank deposit and other long-term receivables	625	4

Total long term assets	3,890	826

Total assets	$23,311	$17,278

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

2

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,367	$563
Other accounts payables and accruals	2,117	1,648

Total current liabilities	3,484	2,211

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	6	2

Total long-term liabilities	6	2

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS EQUITY:
Share capital:
Ordinary Shares of NIS 0.6 par value: 40,000,000 shares authorized at June 30, 2015 (unaudited) and December 31, 2014; 14,502,942 (unaudited) and 11,765,678 shares issued at June 30, 2015 and December 31, 2014, respectively; 14,499,684 (unaudited) and 11,762,420 shares outstanding at June 30, 2015 and December 31, 2014, respectively	2,254	1,830
Additional paid-in capital	147,179	136,160
Accumulated deficit	(129,612)	(122,925)

Total shareholders' equity	19,821	15,065

Total liabilities and shareholders' equity	$23,311	$17,278

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

3

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2015	2014
	Unaudited

Revenues	$2,278	$554
Cost of revenues	2,269	770

Gross profit (loss)	9	(216)

Operating expenses:

Research and development, net	1,361	1,011
Marketing and business development	4,075	3,393
General and administrative	3,643	2,620
Gain from bargain purchase related to acquisition of CynoGen, Inc. (Note 1)	(2,352)	-

Total operating expenses	6,727	7,024

Operating loss	6,718	7,240
Financial income, net	41	64
Tax expenses	10	8

Net loss	$6,687	$7,184

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics' shareholders	$0.49	$0.66

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	13,598,198	10,806,738

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

4

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total equity

Balance as of January 1, 2015	11,762,420	$1,830	$136,160	$(122,925)	$15,065

Issuance of shares in February 2015, at 4.46 per share, net of $491 issuance expenses	2,204,764	344	8,995	-	9,339
Issuance of shares related to acquisition (Note 1)	500,000	75	1,485	-	1,560
RSU's conversion	32,500	5	(5)	-	-
Share-based compensation relating to options and RSUs issued to employees and directors	-	-	544	-	544
Net loss	-	-	-	(6,687)	(6,687)

Balance as of June 30, 2015 (unaudited)	14,499,684	$2,254	$147,179	$(129,612)	$19,821

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total equity

Balance as of January 1, 2014	10,470,230	$1,609	$130,423	$(108,399)	$23,633

Issuance of shares in January 2014, net of $33 issuance expenses	261,654	45	876	-	921
Issuance of shares in April 2014, net of $9 issuance expenses	59,241	10	283	-	293
Issuance of shares in May 2014, net of $8 issuance expenses	66,387	11	247	-	258
Issuance of shares in June 2014, net of $45 issuance expenses	361,967	62	1,422	-	1,484
RSU's conversion	3,000	1	(1)	-	-
Exercise of warrants	8,946	1	(1)	-	-
Employee options exercised	37	(*)	(*)	-	-
Stock-based compensation	-	-	471	-	471
Net loss	-	-	-	(7,184)	(7,184)

Balance as of June 30, 2014 (unaudited)	11,231,462	$1,739	$133,720	$(115,583)	$19,876

(*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows from operating activities:

Net loss	$(6,687)	$(7,184)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	293	158
Increase in trade receivables	(566)	(220)
Decrease in other accounts receivable and prepaid expenses	(73)	(336)
Stock-based compensation	544	471
Gain from bargain purchase related to acquisition of CynoGen, Inc.	(2,352)	-
Change in fair value of warrants related to share purchase agreement	4	(22)
Increase (decrease) in trade payables	9	(154)
Increase (decrease) in other accounts payable and accruals	436	(274)

Net cash used in operating activities	(8,392)	(7,561)

Cash flows from investing activities:

Purchase of property and equipment	(108)	(74)
Investment in short-term bank deposits	(2,043)	(3,003)
Acquisition of CynoGen, Inc. (a)	(2,000)	-
Increase in restricted cash, net	(2)	(35)

Net cash used in investing activities	(4,153)	(3,112)

Cash flows from financing activities:

Issuance of shares, net	9,339	2,956

Net cash provided by financing activities	9,339	2,956

Decrease in cash and cash equivalents	(3,206)	(7,717)
Cash and cash equivalents at beginning of period	7,929	16,774

Cash and cash equivalents at end of period	$4,723	$9,057

Supplemental cash flow activities:

(a) Acquisition of CynoGen, Inc.

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$2,673	$-
Property and equipment	2,628	-
Gain from bargain purchase related to acquisition of CynoGen, Inc.	(2,352)	-
Issuance of shares, net	(1,560)	-
Commitment to issue shares	(389)	-

	$2,000	$-

(b) Supplemental disclosure of non-cash activities:

Share issuance for acquisition of CynoGen, Inc.	$1,560	$-
Commitment to issue shares with respect to the Acquisition of CynoGen, Inc.	$389	$-

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Organization and Business

Rosetta Genomics Ltd. (the "Company") commenced operations on March 9, 2000.

The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically-validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, Rosetta Cancer Origin TestTM, Rosetta Lung Cancer TestTM, and Rosetta Kidney Cancer TestTM are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, CLIA-certified lab.

The Company has a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, distribute the diagnostic services of the Company's, perform and develop tests in its CLIA-approved laboratory and expand the business development of the Company in the U.S.

Acquisition of CynoGen, Inc.

On April 13, 2015, the Company, through its wholly-owned U.S. subsidiary, acquired all of the outstanding shares of Minuet Inc., a Delaware corporation which holds all of the Shares of CynoGen, Inc., a Delaware corporation ("CynoGen" or "PersonalizeDx") from Prelude Corporation, a Fjord Ventures portfolio company. PersonalizeDx is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. PersonalizeDx is focused on the detection of genomic changes through FISH technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

The purchase price included $2,000 in cash, 500,000 of the Company’s ordinary shares and the provision of certain assets and services at cost to Prelude Corporation. Prelude Corporation has accepted 120,000 of the Company’s ordinary shares in lieu of the above mentioned provision of certain assets and services owed to it by the Company. The aggregate fair value of the total 620,000 ordinary shares issued amounted to approximately $1,949. As a result, the total consideration amounted to approximately $3,949.

The acquisition was accounted for under the purchase method of accounting, in accordance with Accounting Standard Codification ("ASC") 805, "Business Combinations", and accordingly, the Company allocated the purchase price to assets acquired and liabilities assumed based on a preliminary purchase price allocation study using management's best estimate. As a result, the Company recognized a bargain purchased gain of approximately $2,352. ASC 805 provides for a period of time (limited to 1 year from the acquisition date) during which the acquirer may adjust provisional amounts recognized at the acquisition date to their subsequently determined acquisition-date fair values, referred to as the measurement period. Accordingly, the recognized bargain purchased gain is subject to a change during the measurement period.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

Liquidity and Capital Resources

In the six-month period ended June 30, 2015, the Company incurred losses of $6,687 and it had negative cash flows from operating activities in the amount of $8,392, as well as accumulated losses from previous years. As of June 30, 2015, the Company’s total shareholders’ equity amounted to $19,821 (unaudited).

On February 18, 2015, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement”) with Cantor, as sales agent, and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. Sales of the Company’s Ordinary Shares under the 2015 Cantor Sales Agreement are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. In February 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 2,204,764 of its Ordinary Shares, and received gross proceeds of $9,829, before deducting issuance expenses in an amount of $490.

Sales of the Company’s ordinary shares under the Cantor Sales Agreements are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

Subsequent to the balance sheet date, during July and August 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 219,594 of its ordinary shares, and received gross proceeds of $711, before deducting issuance expenses in an amount of $21.

In addition, subsequent to the balance sheet date, on October 13, 2015, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Company agreed to sell securities to various accredited investors (the "Purchasers") in a private placement transaction (the "Private Placement").  The Private Placement closed on or about October 15, 2015 (the "Closing Date").

Under the terms of the Private Placement, the Company issued an aggregate of 3,333,333 units at $2.40 per unit, with each unit consisting of (i) one ordinary share (collectively, the "Shares"), (ii) a Series A Warrant to purchase one-half of an ordinary share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded Series B Warrant (collectively and together with the Series A Warrants, the "Warrants").  The Series B Warrants have an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share.  The Series B Warrants are intended to reset the price of the units, and will be exercisable for an aggregate number of ordinary shares based on a reset price per unit equal to 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of the Resale Registration Statement (as defined below); provided that the maximum aggregate number of ordinary shares issuable upon exercise of the Series B Warrants will not exceed 2,666,667, provided, further, that if 85% of the arithmetic average of the five lowest weighted-average prices calculated during the ten trading days following the effective date of the Resale Registration Statement is $2.40 or greater the Series B Warrants will not be exercisable for any ordinary shares.  The Series B Warrants are exercisable for 60 days following the effective date of the Resale Registration Statement.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

The Company has also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Purchasers pursuant to which the Company is required to file a registration statement on Form F-3 within 60 days to cover the resale of the Shares and the ordinary shares issuable upon exercise of the Warrants (the "Resale Registration Statement").  The failure on the part of the Company to satisfy certain conditions and deadlines described in the Registration Rights Agreement may subject the Company to payment of certain liquidated damages.

The net proceeds to the Company from the Private Placement, after deducting placement agent fees and expenses, Rosetta’s estimated offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants, are approximately $7,400.

According to the Company's current plans, it has sufficient liquidity resources to support its operations into the first quarter of 2017.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2014, are applied consistently in these financial statements. For further information, refer to the consolidated financial statements for the year ended December 31, 2014, set forth in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 16, 2015, except for the following:

BUSINESS COMBINATIONS

The Company applies ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development ("IPR&D") to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

NOTE 3:	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2015, are not necessarily indicative of the results that may be expected for the year ended December 31, 2015.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE MEASUREMENT

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liability for warrants related to share purchase agreement was calculated using the Black-Scholes Model and the Company classified this liability within Level 3. The fair value of the warrants at June 30, 2015 and December 31, 2014 was $6 (unaudited) and $2, respectively. Loss of $4 from the revaluation of warrants related to share purchase agreement is recorded under "Financial Income, Net" in the Condensed Interim Consolidated Statements of Loss.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE MEASUREMENT (Cont.)

The following table summarizes information about the fair value of the above warrants related to share purchase agreements:

	June 30, 2015	December 31, 2014
	Unaudited

A' Warrants	$6	$2

Total	$6	$2

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash and restricted bank deposit:

1.	As of June 30, 2015 and December 31, 2014, restricted cash was primarily attributed to a bank guarantee to the landlord of the Israeli property for the fulfillment of its lease commitments in the amount of approximately $54 and $52, respectively.

2.	As of June 30, 2015, restricted long term bank deposit was primarily attributed to a bank guarantee to the landlord of CynoGen’s U.S. property for the fulfillment of its lease commitments in the amount of approximately $625.

b.	The facilities of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent agreements as of June 30, 2015, are as follows:

2015	$388
2016	784
2017	771
2018	621

Total	$2,564

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $8 as of June 30, 2015.

Lease expenses for motor vehicles for the six months ended June 30, 2015 and 2014, were $22 and $27, respectively.

d.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $960, of which $580 will be paid after June 30, 2015.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $437, of which $252 will be paid after June 30, 2015.

f.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $175 will be paid after June 30, 2015.

g.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $269, of which $126 will be paid after June 30, 2015.

h.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $435 will be paid after June 30, 2015.

i.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $290 will be paid after June 30, 2015.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

j.	In July 2014, the Company signed a royalty-bearing joint research and license agreement with a third party. Under this agreement, the Company and the third party engage in joint research and the Company was granted a non-exclusive, royalty bearing, non-transferable and non-sublicensable license to use the joint information, inventions and patents for the development, manufacture, commercialization, distribution and sale of products, while the third party was also granted a non-exclusive, sublicensable and a worldwide license. In consideration for this agreement, the Company will pay a fixed annual license maintenance fees and royalties based on net sales. In the six month period ended June 30, 2015, the Company paid $5 under this agreement.

k.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist of Israel's Ministry of Economy, of the State of Israel (the "OCS"). The purpose of the consortium is to develop RNAi-based therapeutics. As of June 30, 2015, the Company received total grants of $55 from the OCS for its development under the consortium.

l.	Magneton Project:

In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University ("Ramot"), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The Company and Ramot performed joint research under the Magneton Project administered by the OCS for an initial period of 12 months commencing on October 1, 2013. On October 2, 2014, the OCS approved an additional period of 12 months.

As of June 30, 2015, the Company received total grants of $18 from the OCS for its development under the Project.

NOTE 6:	SHARE CAPITAL

a.	Equity financings

On March 22, 2013, The Company entered into a Controlled Equity OfferingSM Sales Agreement (the "2013 Cantor Sales Agreement") with Cantor Fitzgerald & Co., as sales agent ("Cantor"), pursuant to which the Company could offer and sell, from time to time through Cantor, its ordinary shares. The Company terminated the Cantor Sales Agreement on October 13, 2014.

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ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	SHARE CAPITAL (Cont.)

Between March 22, 2013 and October 13, 2014, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 2,532,089 of its ordinary shares and received gross proceeds of $10,096.

Refer to Note 1 for additional information about equity financings during 2015.

b.	Stock-based compensation

During the six month period ended June 30, 2015, the Company's Board of Directors granted employees options to purchase 72,083 ordinary shares of the Company. The exercise prices for such options ranges from $3.62-$3.84 per share, with vesting to occur over 4-4.5 years.

The Company estimates the fair value of stock options granted during the six-month period ended June 30, 2015, under ASC 718 using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 1.16%; risk free interest rates range between 1.93%-1.96%; dividend yield of 0%; time to maturity of 6.25 years; and options forfeiture rate of 10%.

During the six month periods ended June 30, 2015 and 2014, the Company recorded stock-based compensation in a total amount of $544 and $471, respectively.

During the six month period ended June 30, 2015, the Company's Board of Directors approved the granting of 24,219 Restricted Share Units ("RSUs") to certain employees. Each RSU will convert to one Ordinary share of the Company, one year after the grant.

NOTE 7:	FINANCIAL INCOME, NET

	Six months ended, June 30,
	2015	2014
	Unaudited
Financial income:
Interest income on short-term bank deposits	$(23)	$(54)
Change in fair value of warrants related to share purchase agreement	-	(22)
Foreign currency adjustments gains, net	(59)	(4)

Total financial income	(82)	(80)

Financial expenses:
Interest expense	37	16
Change in fair value of warrants related to share purchase agreement	4	-

Total financial expenses	41	16

Total financial income, net	$(41)	$(64)

- - - - - - - - - - - - - - - - - - -

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